1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN PROVIDES MINERAL RESOURCE UPDATE
FOR ITS BURNSTONE GOLD PROJECT IN SOUTH AFRICA

August 23, 2010, Vancouver, BC - Great Basin Gold Ltd, (“Great Basin” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces an updated mineral resource estimate for its Burnstone Project in the Mpumalanga Province, South Africa.

The updated mineral resource estimate, inclusive of all drilling and underground evaluation up to June 30, 2010 and at a range of cutoffs, is tabulated below. At a cutoff of 400 cmg/t the total Measured and Indicated Resources has increased by 3% from approximately 11.7 million ounces to 12.1 million ounces of gold.

Burnstone Project Mineral Resources – August 2010
Classification	Cut off cmg/t	Millions Tonnes	Au
			g/t	oz
Measured	300	40.0	5.78	7,435,000
	350	36.5	5.90	6,927,180
	400	33.7	6.01	6,514,390
Indicated	300	31.2	6.44	6,472,770
	350	27.2	6.84	5,978,830
	400	24.1	7.20	5,567,960
Measured + Indicated	300	71.2	6.07	13,907,770
	350	63.7	6.30	12,906,010
	400	57.8	6.50	12,082,350

Contained gold in the inferred resources at a cutoff of 400 cmg/t is estimated to total approximately 8.0 million ounces, a 74% increase from the previous estimate of 4.6 million ounces.

Burnstone Project Mineral Resources – August 2010
Classification	Cut off cmg/t	Millions Tonnes	Au
			g/t	oz
Inferred	300	67.5	4.33	9,392,970
	350	61.0	4.49	8,799,830
	400	52.2	4.75	7,977,520

Notes to tables:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2.	Metallurgical recoveries are not applied to resource values.

As this project is now moving into production, the mineral resource classification method applied in this update is more rigorous in terms of the minimum number of informing samples for Measured (4), Indicated (2), and Inferred (1). The number of informing Kimberley Reef intersections utilized in this resource estimate totals 610, inclusive of 339 surface boreholes, 35 underground boreholes, and 362 underground channel intersections. In addition, historic deflections from surface boreholes totalling 819 have been used where appropriate for assay and sedimentological confirmation.

Geozones of the area of interest were updated as part of the basis for the estimation, but have remained very similar to the previous June 2009 update. These zones are delineated by a combination of variable geological parameters such as channel width, gold grade (g/t) and gold accumulation (cm.g/t), footwall lithology, and sedimentary facies.

Variography generated from the current geostatistical analyses have confirmed sediment influx from the NE in Geozones 1 and 3, mixing with an overall NW – SE paleofacies trend, and in line with previous observations. The continued underground exposure of Kimberley Reef is providing a basis for detailed evaluation data (channel samples) and structural mapping. All told, the results demonstrate higher confidence in the estimated total Measured and Indicated resources.

President and CEO Ferdi Dippenaar commented: “The focus in the past 12 months has been on construction and development of this exciting project, with exploration limited to strategically-placed surface drilling, and closer-spaced underground delineation and cover drilling. Nevertheless we have increased the overall resources, by some 75% in inferred and 3% in the more detailed measured and indicated categories, and added to the life of the mine. Concurrent sampling of approximately 3,600 metres of underground development on the reef has contributed to an improved understanding and higher confidence in the orebody. This is valuable information that will assist in achieving the increased rate of mining planned for the remainder of 2010 and 2011. ”

The Burnstone goldfield is defined by an 18 kilometer long, northwesterly trending mineralized corridor hosting the Kimberley Reef, one of four main gold-bearing units in the Witwatersrand Basin. At Burnstone, the central portion of the gold corridor has been uplifted by two northwesterly trending sub-parallel faults and, as a result, a significant portion of the deposit areas along the trend occur at relatively shallow depths of 200-750 meters below surface.

The mineral resource estimation was done using geostatistical methods by Freddie de Bruin, Pr.Sci.Nat., and John Murgatroyd, Pr.Sci.Nat., of Deswiks Mining Consultants (Pty) Ltd., independent Qualified Persons as defined by Canadian Securities Regulations in National Instrument 43-101. The primary analytical facility for the Burnstone Project from 2003-2005 has been SGS Lakefield Research Africa (Pty) Limited and subsequently (2006-2010), ALS Chemex has been the primary laboratory. Both facilities are located in Johannesburg, South Africa.

Phil Bentley, Pr.Sci.Nat., VP: Geology and Exploration for Great Basin Gold Ltd., a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101, has reviewed and approved the information within this news release.

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms “measured resources”, ”indicated resources” and “inferred resources”. The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
  uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

  operating and technical difficulties in connection with mining development activities;
  uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
    expected effective future tax rates in jurisdictions in which our operations are located;
    the protection of the health and safety of mine workers; and
    mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum  Resources Development Act (South Africa);
  changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
  unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  geopolitical uncertainty and political and economic instability in countries which we operate; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.